August 8, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Brian Cascio, Accounting Branch Chief
Kristin Lochhead
Jay Mumford
Geoff Kruczek

Re:	Actions Semiconductor Co., Ltd.
Form 20-F for the fiscal year ended December 31, 2010
Filed April 22, 2011
File No. 000-51604

Ladies and Gentlemen:

Actions Semiconductor Co., Ltd.  (the “Company”) hereby respectfully requests additional time to respond to comments from the staff of the Securities and Exchange Commission (the “Commission”) received by letter dated July 28, 2011 (the “Comment Letter”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 and filed with the Commission on April 22, 2011.  The Company is currently in the process of reviewing its draft response with its accounting firm as well as its legal counsel.  The Company will respond to the Comment Letter on or before September 2, 2011.

Thank you very much for your courtesy and cooperation in this matter.

Very truly yours,

ACTIONS SEMICONDUCTOR CO., LTD.

/s/ Pei-Fen (Patricia) Chou
Pei-Fen (Patricia) Chou, Chief Financial Officer